UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  October 12, 2022

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

British Columbia	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Shares, no par value

Item 4.  Changes in Issuer's Certifying Accountant

On October 12, 2022, Contact Gold Corp. (the "Company") determined to dismiss Ernst & Young LLP ("Ernst & Young"), as the Company's independent certifying accountant and determined to appoint MNP LLP ("MNP") as the Company's independent certifying accountant.  The dismissal of Ernst & Young, and simultaneous appointment of MNP, was recommended by the audit committee of the Company's board of directors (the "Board"), and approved by the Board.

None of the auditors' reports on the Company's consolidated financial statements in the past two years issued by Ernst & Young contained an adverse opinion or a disclaimer of opinion, or except as noted immediately hereafter, was qualified or modified as to uncertainty, audit scope, or accounting principles.  As the Company's business is at the development stage, and because the Company has not generated significant revenues or cash flows from operations since inception, and does not expect to do so for the foreseeable future, the Ernst & Young auditors' reports are modified as to uncertainty related to going concern.

Within the Company's two most recent fiscal years, or any subsequent interim period preceding Ernst & Young's dismissal, neither management of the Company nor the Board have had disagreements with Ernst & Young, nor the converse, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

None of the following occurred within the Company's two most recent fiscal years, or any subsequent interim period preceding Ernst & Young's dismissal ("reportable events") whereby Ernst & Young:

A. Informed the Company of an absence of internal controls necessary for the Company to develop reliable financial statements;

B. Advised the Company that information had come to Ernst & Young's attention that has led it to no longer be able to rely on management's representations, or that made it unwilling to be associated with the financial statements prepared by management;

C. (1) Advised the Company of the need to expand significantly the scope of its audit, or that information has come to the accountant's attention during the time period covered by Item 304(a)(1)(iv), that if further investigated may:

i. Materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements), or

ii. Cause it to be unwilling to rely on management's representations or be associated with the registrant's financial statements, and

(2) Due to the accountant's dismissal, or for any other reason, the accountant did not so expand the scope of its audit or conduct such further investigation; or

D. (1) Advised the Company that information has come to Ernst & Young's attention that it has concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant's satisfaction, would prevent it from rendering an unqualified audit report on those financial statements), and

(2) Due to Ernst & Young's dismissal, or for any other reason, the issue has not been resolved to Ernst & Young's satisfaction prior to its resignation, dismissal or declination to stand for re-election.

Contact Gold has authorized Ernst & Young to respond fully to the inquiries of MNP as successor auditor, and Ernst & Young has disclosed to MNP that they are not aware of any circumstances that should be taken into account which might influence MNP's decision whether or not to accept the engagement to act as auditors of the Company.

The Company had not previously engaged MNP for any audit, non-audit, or advisory services relating to the Company's financial statements, accounting or financial reporting.

During the Company's two most recent fiscal years, or any subsequent interim period, the Company has not consulted MNP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, (ii) any disagreement with with Ernst & Young, or (iii) any reportable event.

A copy of the Notice of Change of Auditor prepared for filing with the Canadian provincial Securities Commissions is attached hereto as Exhibit 15.1, and is incorporated herein by reference.  A copy of the Successor Auditor Letter prepared by MNP is attached hereto as Exhibit 15.2, and is incorporated herein by reference.  A copy of the Former Auditor Letter prepared by EY is attached hereto as Exhibit 15.3, and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date: October 24, 2022

Index to Exhibits

Exhibit Number	Description

15.1	Notice of Change of Auditor

15.2	Successor Auditor Letter

15.3	Former Auditor Letter